

12011207



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 50429

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____January 1, 2011_____ AND ENDING ___December 31, 2011___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USI Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

  95 Glastonbury Boulevard
  _____(No. and Street)_____

  Glastonbury   CT   06033
  _____(City)_____   _____(State)_____   _____(Zip Code)_____

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  Joseph Gritzer   (860) 368 - 2913
  _____   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  J.H. COHN LLP
  _____
                  (Name - *if individual, state last, first, middle name*)

  180 Glastonbury Boulevard   Glastonbury   CT   06033
  _____(Address)_____   _____(City)_____   _____(State)_____   _____(Zip Code)_____

CHECK ONE:
  ☐ Certified Public Accountant
  ☒ Public Accountant
  ☐ Accountant not resident in United States or any of its possessions.

SEC
Mail Processing
Section

FEB 2 1 2012

Washington, DC
123

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
  must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Joseph Gritzer_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___USI Securities, Inc._____ , as of ___December___ ___31___ 20 _11___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

                                                              Signature

                                              President, USI Securities, Inc.
                                              Title

_____
                Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report. Bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USI Securities, Inc.

Report on Financial Statements
(With Supplementary Information)

Years Ended December 31, 2011 and 2010



J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

USI Securities, Inc.

**Report on Financial Statements
(With Supplementary Information)**

Years Ended December 31, 2011 and 2010

USI SECURITIES, INC.

Index

	Page
Facing Page	
Report of Independent Public Accountants	2
Statements of Financial Condition December 31, 2011 and 2010	3
Statements of Operations Years Ended December 31, 2011 and 2010	4
Statements of Changes in Stockholder's Equity Years Ended December 31, 2011 and 2010	5
Statements of Cash Flows Years Ended December 31, 2011 and 2010	6
Notes to Financial Statements	7-10
Report of Independent Public Accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	11
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2011 and 2010	12
Report of Independent Public Accountants on Internal Control	13-14



J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com • 888-542-6461 • fax 888-542-3291

<u>Report of Independent Public Accountants</u>

To the Board of Directors
USI Securities, Inc.

We have audited the accompanying statements of financial condition of USI Securities, Inc. (the "Company"), a wholly-owned subsidiary of USI Consulting Group, Inc., as of December 31, 2011 and 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USI Securities, Inc. as of December 31, 2011 and 2010, and its results of operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

J.H. Cohn LLP

Glastonbury, Connecticut
February 9, 2012

2

USI SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2011 AND 2010

ASSETS

	2011	2010
Current assets:		
Cash	$ 559,348	$ 545,837
Commissions receivable	166,099	176,091
Other current assets	3,901	3,207
Due from related party	886	640
	730,234	725,775
Property and equipment, at cost:		
Computer equipment and software	7,007	14,149
Furniture and fixtures	7,873	13,624
	14,880	27,773
Less accumulated depreciation	(13,435)	(25,017)
	1,445	2,756
Deposits	35,000	35,000
	$ 766,679	$ 763,531

LIABILITIES AND STOCKHOLDER'S EQUITY

	2011	2010
Current liabilities:		
Accrued expenses	$ 100,130	$ 97,248
Income tax payable	655	655
Due to Parent	143,405	142,830
	244,190	240,733
Commitment		
Stockholder's equity:		
Common stock, $1 par value; 100 shares authorized, 10 shares issued and outstanding	10	10
Additional paid-in capital	2,067,527	2,067,527
Accumulated deficit	(1,545,048)	(1,544,739)
	522,489	522,798
	$ 766,679	$ 763,531

See Notes to Financial Statements.

3

USI SECURITIES, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Revenue:		
Commission income	$ 9,621,876	$ 8,561,329
Fee income	27,328	49,698
Other income	3,598	3,878
Interest income	38	41
	9,652,840	8,614,946
Expenses:		
Management fees	8,343,930	7,315,959
Salaries	610,174	587,042
Commissions - independent representatives	255,655	258,010
Insurance	61,751	72,226
Rent	72,000	72,000
Information technology costs	46,200	46,200
Payroll taxes	47,546	40,848
Licenses and fees	44,126	45,554
Professional fees	42,449	42,100
Commissions	36,413	44,443
Software lease and other costs	31,800	32,300
Trading fees	20,210	17,649
Retirement plan - 401(k) match	19,280	17,440
Travel	4,881	8,615
Training/professional development	4,387	2,173
Dues and subscriptions	3,000	2,500
Telephone	2,637	1,029
Office supplies	2,143	2,736
Office expense	1,339	1,365
Depreciation	1,311	1,561
Miscellaneous	1,059	1,314
Meals and entertainment	962	1,787
Bank charges	100	76
Conferences and seminars	-	500
	9,653,353	8,615,427
Loss before income taxes	(513)	(481)
Credit for income taxes	(204)	(191)
Net loss	$ (309)	$ (290)

See Notes to Financial Statements.

USI SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2011 AND 2010

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Equity
Balance, January 1, 2010	$ 10	$ 2,067,527	$ (1,544,449)	$ 523,088
Net loss	-	-	(290)	(290)
Balance, December 31, 2010	10	2,067,527	(1,544,739)	522,798
Net loss	-	-	(309)	(309)
Balance, December 31, 2011	$ 10	$ 2,067,527	$ (1,545,048)	$ 522,489

See Notes to Financial Statements.

USI SECURITIES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
Operating activities:		
Net loss	$ (309)	$ (290)
Adjustments to reconcile net loss to net		
cash provided by (used in) operating activities:		
Depreciation	1,311	1,561
Changes in operating assets and liabilities:		
Commissions receivable	9,992	(10,434)
Other current assets	(694)	(805)
Due from related party	(246)	636
Accrued expenses	2,882	(74,736)
Income tax payable	-	(191)
Due to Parent	575	18,157
Net cash provided by (used in) operating activities	13,511	(66,102)
Net increase (decrease) in cash	13,511	(66,102)
Cash, beginning of year	545,837	611,939
Cash, end of year	$ 559,348	$ 545,837
Supplemental cash flow disclosure:		
Noncash investing activity - disposal of equipment	$ 12,893	$ 9,985

See Notes to Financial Statements.

6

NOTES TO FINANCIAL STATEMENTS

Note 1 - Nature of operations:

USI Securities, Inc. (the "Company") is a Delaware corporation that is a wholly-owned subsidiary of USI Consulting Group, Inc. (the "Parent"). The Parent is a subsidiary of USI Holdings Corporation. USI Holdings Corporation is a wholly-owned subsidiary of Compass Acquisition Holdings Corp., a corporation controlled by GS Capital Partners, a private equity affiliate of Goldman, Sachs & Co.

The Company is a FINRA (Financial Industry Regulatory Authority, Inc.) member broker-dealer, Securities and Exchange Commission ("SEC") registered investment advisor and licensed insurance agency. The Company, through its registered representatives, offers and sells mutual funds, variable annuities and variable life insurance contracts, primarily in the qualified plans market throughout the United States. The Company also has a limited amount of "constructive receipt" arrangements with other broker-dealers whereby the Company receives override commissions derived from the sale of securities products to customers of other related entities. The Company has an agreement with another broker-dealer (the "clearing broker") to clear transactions, carry customers' accounts on a fully-disclosed basis and perform record keeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Note 2 - Summary of significant accounting policies:

Commission income:

Commission revenue on mutual fund 12 b-1 trail fees are recorded on an accrual basis based on a percentage of the fund's net assets.

Commission revenue on sales of shares of mutual funds are recorded on a trade date basis. The related management fees are recorded in the same period as the commission revenue.

Commission revenue on variable annuities and variable life insurance contracts are recognized based on the policy effective date when the data necessary to reasonably determine such commission amounts and policy effective dates has been obtained by the Company. Typically, these types of commissions cannot be reasonably determined until the cash or related commission statement is received by the Company from the insurance carrier.

Override commissions are also recorded when the data necessary to reasonably determine such amount has been obtained, which is generally when the cash is received.

Note 2 - Summary of significant accounting policies (continued):

Cash and cash equivalents:

For purposes of the statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2011 and 2010, there were no cash equivalents.

Allowance for doubtful accounts:

Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. The Company's estimate is based on a review of the current status of each account. At December 31, 2011 and 2010, management of the Company determined an allowance for doubtful accounts was not necessary.

Net capital requirements:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital as defined under such provisions, and requires that the ratio of aggregate indebtedness to net capital be less than 15 to 1.

Reserve requirements:

The Company is exempt from the requirements relating to cash reserves and possession or control of customers securities under Rule 15c3-3 of the Securities Exchange Act of 1934.

Property and equipment - depreciation:

The Company capitalizes all expenditures for property and equipment in excess of $500. Depreciation of property and equipment is recorded on the straight-line basis over the estimated useful lives of the assets. Estimated lives are as follows:

Asset	Estimated Lives
Computer equipment and software	3 - 5 years
Furniture and fixtures	7 years

Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations for the period.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassification:

Certain prior year financial information has been reclassified to conform to the current year presentation.

USI SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 2 - Summary of significant accounting policies (concluded):

Income taxes:

The Company has no unrecognized tax benefits at December 31, 2011 and 2010. The Company's U.S. Federal and state income tax returns prior to fiscal year 2008 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with uncertain tax positions as part of the income tax provision and includes accrued interest and penalties with the related tax liability in the balance sheets.

Subsequent events:

The Company has evaluated events and transactions for potential recognition or disclosure through February 9, 2012, which is the date the financial statements were available to be issued.

Note 3 - Net capital requirements:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011 and 2010, the Company has net capital of $516,257 and $450,270, respectively, which is $500,021 and $429,870, respectively, in excess of its required net capital of $16,236 and $20,400, respectively. The Company's net capital ratio is .47 to 1 and .68 to 1 at December 31, 2011 and 2010, respectively.

Note 4 - Liabilities subordinated to claims of general creditors:

There are no borrowings under subordination agreements at December 31, 2011 and 2010.

Note 5 - Related party transactions:

The Company rents space from the Parent in the offices of the Parent. The rent also includes utilities, the use of a computer and other office equipment. In 2011 and 2010, the Company paid rent of $72,000 to the Parent. Rent is paid monthly. In 2011 and 2010, the Parent also provided accounting services and USI Holdings Corporation provided insurance coverage and information technology services to the Company for $9,200 and $11,231 per month, respectively. Total rent, insurance and other services fees were $182,400 and $206,777 for 2011 and 2010, respectively. As of December 31, 2011 and 2010, due to Parent balances result from these transactions and accrued management fees.

The Company's revenues (other than interest income) are mainly derived from sales to customers of entities under common ownership with the Parent.

Note 5 - Related party transactions (concluded):

The Company receives commissions from mutual fund and insurance companies and pays approximately 90% of these commissions to the Parent in the form of management fees.

Management fees totaled $8,343,930 and $7,315,959 for the years ended December 31, 2011 and 2010, respectively.

Note 6 - Operating leases:

The Company has a service bureau agreement classified for financial statement purposes as a software lease. The lease terms require a monthly fee of $2,650 and expires in February 2012.

Total software lease expense for 2011 and 2010 was $31,800. At December 31, 2011, aggregate future minimum lease payments due are $5,300.

Note 7 - Retirement plan:

The Company has a 401(k) retirement plan (the "Plan") matching 75% of employee contributions up to 4% of an employee's salary, subject to the provisions of the Employee Retirement Income Security Act of 1974. Eligibility for the Plan is based on attaining the age of 21 and completing 30 days of service with the Company. The Company's contributions to the Plan for 2011 and 2010 was $19,280 and $17,440, respectively.

Note 8 - Concentrations of credit risk:

Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of cash and commissions receivable. The Company maintains its cash with high-credit quality financial institutions. At times, such amounts may exceed Federally insured limits. At December 31, 2011 and 2010, the Company has no uninsured cash balances.

Note 9 - Income taxes:

The Company is included in a consolidated tax return with USI Holdings Corporation and records its share of the consolidated tax expense or credit on a separate return basis. For the years ended December 31, 2011 and 2010, an income tax credit of $204 and $191, respectively, was included in the statement of operations due to a net loss. As of December 31, 2011 and 2010, the Company had a net income tax benefit receivable in the amount of $440 and $235, respectively, which is included in due from related party balance on the accompanying statements of financial condition. The 2010 net income tax benefit receivable of $235 is net of an income tax receivable of $66,160 and an income tax payable of $65,925. In 2010, the above income tax receivable and payable were reported gross in the statement of financial condition and in the related computation of the net capital (see accompanying supplementary information on Schedule I). The 2011 statement of financial position includes a reclassification of the 2010 income tax receivable and payable to conform to the current year presentation.



REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
USI Securities, Inc.

We have audited the accompanying financial statements of USI Securities., Inc. as of and for the years ended December 31, 2011 and 2010, and have issued our report thereon dated February 9, 2012, which contained an unqualified opinion on those financial statements. Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

J.H. Cohn LLP

Glastonbury, Connecticut
February 9, 2012

USI SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2011 AND 2010

	2011	2010
Net capital:		
Total stockholder's equity	$ 522,489	$ 522,798
Nonallowable assets:		
Property and equipment, net	1,445	2,756
Other current assets	3,901	3,207
Due from related party	886	405
Income tax benefit - Parent	-	66,160
Total nonallowable assets	6,232	72,528
Total equity qualified for net capital	$ 516,257	$ 450,270
Total liabilities per financial statements	$ 244,190	$ 306,658
Less deferred income tax payable	655	655
Aggregate indebtedness	$ 243,535	$ 306,003
Computation of basic net capital requirement:		
Minimum net capital required for broker		
($5,000 or 6-2/3% of aggregate indebtedness)	$ 16,236	$ 20,400
Excess net capital	$ 500,021	$ 429,870
Excess net capital at 1,000%	$ 491,904	$ 419,670
Ratio: Aggregate indebtedness to net capital	.47 to 1	.68 to 1
Reconciliation with the Company's computation of net capital included in Part II of Form X-17a-5 as of December 31, 2011 and 2010		
Net capital, as reported in the Company's Part IIA (unaudited) FOCUS reports	$ 516,257	$ 450,270
Audit adjustments	-	-
Net capital per above	$ 516,257	$ 450,270

See Report of Independent Public Accountants on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission.


REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL

To the Board of Directors
USI Securities, Inc.

In planning and performing our audit of the financial statements of USI Securities, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Glastonbury, Connecticut
February 9, 2012


Securities, Inc.

Member FINRA/SIPC

95 Glastonbury Boulevard, Suite 102
Glastonbury, CT 06033
Phone: 860.652.3239
Fax: 860.368.2110

Wednesday, February 15, 2012

To:	Federal and SRO Regulator
From:	Lawrence F. McIntosh, Chief Compliance Officer
RE:	Annual Report

Attached you will find USI Securities, Inc.'s annual audited financial report prepared by our independent public accountant, J.H. Cohn LLP. We have also attached to this audit report an additional report of our independent public accountants' on applying agreed-upon procedures related to USI Securities, Inc.'s SIPC Assessment Reconciliation required by SEC Rule 17a-5(e)(4).

The firm is a dual registrant and we have compiled with our home state's books and records requirements. We are a federally registered investment adviser and do not retain custody over client's assets. In addition, we do not accept the prepayment of advisory fees of more $1200.00 per client more than six months in advance.

If you have any questions, please feel free to call me at the using the above listed contact information.



J.H. COHN LLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ 888-542-6461 ▪ fax 888-542-3291

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS' ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
USI Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of USI Securities, Inc. (the "Company") for the year ended December 31, 2011, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and Securities Investor Protection Corporation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per the general ledger entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting a one dollar difference in the total revenue;

3. Compared any adjustments reported in Form SIPC-7 with an excel schedule provided by the Company and supporting line items on the FOCUS reports noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the excel schedule provided by the Company supporting the adjustments noting no differences; and

5. Compared the amount shown on line 2C ("less prior overpayment applied") on page 1 of Form SIPC-7 to the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and other state regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Glastonbury, Connecticut
February 9, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __December 31__, 20__11__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
050429   FINRA   DEC
USI SECURITIES INC   12*12
95 GLASTONBURY BLVD STE 102
GLASTONBURY CT 06033-4456
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Susan Fullwood 860-652-1069

2. A. General Assessment (item 2e from page 2) $ _260 -_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_164 -_)

   _7/27/11_
   Date Paid

   C. Less prior overpayment applied   (_—_)

   D. Assessment balance due or (overpayment)   _96 -_

   E. Interest computed on late payment (see instruction E) for _____days at 20% per annum   _—_

   F. Total assessment balance and interest due (or overpayment carried forward) $ _96 -_

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ _96 -_

   H. Overpayment carried forward $(_—_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

USI Securities Inc.
(Name of Corporation, Partnership or other organization)

Susan M. Fullwood
(Authorized Signature)

Dated the _24th_ day of _January_, 20 _12_.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
Postmarked _____ Received _____ Reviewed _____

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __1/1/__, 20_11_
and ending _12/31/_, 20_11_

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12, Part IIA Line 9, Code 4030) $ __9,652,841__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. —

(2) Net loss from principal transactions in securities in trading accounts. —

(3) Net loss from principal transactions in commodities in trading accounts. —

(4) Interest and dividend expense deducted in determining item 2a. —

(5) Net loss from management of or participation in the underwriting or distribution of securities. —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. —

(7) Net loss from securities in investment accounts. —

Total additions —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. __9,509,930__

(2) Revenues from commodity transactions. —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. __8,000__

(4) Reimbursements for postage in connection with proxy solicitation. —

(5) Net gain from securities in investment accounts. —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). —

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____ __30,964__

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22:PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ __69__

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —

Enter the greater of line (i) or (ii) __69__

Total deductions __9,548,963__

2d. SIPC Net Operating Revenues $ __103,875__

2e. General Assessment @ .0025 $ __260__

(to page 1, line 2 A.)

2


J.H.COHNLLP
Accountants and Consultants since 1919

www.jhcohn.com ▪ *888-542-6461* ▪ *fax 888-542-3291*

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS' ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
USI Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of USI Securities, Inc. (the "Company") for the year ended December 31, 2011, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and Securities Investor Protection Corporation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per the general ledger entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting a one dollar difference in the total revenue;

3. Compared any adjustments reported in Form SIPC-7 with an excel schedule provided by the Company and supporting line items on the FOCUS reports noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the excel schedule provided by the Company supporting the adjustments noting no differences; and

5. Compared the amount shown on line 2C ("less prior overpayment applied") on page 1 of Form SIPC-7 to the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and other state regulatory agencies that rely on Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Glastonbury, Connecticut
February 9, 2012

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended <u>December 31</u>, 20<u>11</u>
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 050429 FINRA DEC
> USI SECURITIES INC 12*12
> 95 GLASTONBURY BLVD STE 102
> GLASTONBURY CT 06033-4456

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Susan Fullword 860-652-1069

2. A. General Assessment (item 2e from page 2) $ _260 -_

   B. Less payment made with SIPC-6 filed (exclude interest)   (_164 -_)

      <u>7/27/11</u>
      Date Paid

   C. Less prior overpayment applied   (_-_)

   D. Assessment balance due or (overpayment)   _96 -_

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _-_

   F. Total assessment balance and interest due (or overpayment carried forward) $ _96 -_

   G. PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above) $ _96 -_

   H. Overpayment carried forward $(_-_)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

USI Securities Inc.
(Name of Corporation, Partnership or other organization)

Susan M. Fullword
(Authorized Signature)

Dated the _24th_ day of _January_, 20 _12_.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:			
	Postmarked	Received	Reviewed
Calculations _____		Documentation _____	Forward Copy _____
Exceptions:			
Disposition of exceptions:			

SIPC REVIEWER

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12. Part IIA Line 9. Code 4030) $ 9,652,841

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   —

(2) Net loss from principal transactions in securities in trading accounts.   —

(3) Net loss from principal transactions in commodities in trading accounts.   —

(4) Interest and dividend expense deducted in determining item 2a.   —

(5) Net loss from management of or participation in the underwriting or distribution of securities.   —

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   —

(7) Net loss from securities in investment accounts.   —

Total additions   —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   9,509,930

(2) Revenues from commodity transactions.   —

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   8,000

(4) Reimbursements for postage in connection with proxy solicitation.   —

(5) Net gain from securities in investment accounts.   —

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   —

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   —

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   30,964

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22:PART IIA Line 13. Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 69

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5. Code 3960). $ —

Enter the greater of line (i) or (ii)   69

Total deductions   9,548,963

2d. SIPC Net Operating Revenues $ 103,875

2e. General Assessment @ .0025 $ 260

(to page 1. line 2 A.)

2



J.H. COHN LLP

ACCOUNTANTS & CONSULTANTS

Independent Member of Nexia International
www.jhcohn.com